UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment No. 3)

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Neuberger Berman Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

641234 10 9
(CUSIP Number)

Kevin Handwerker, Esq.
Neuberger Berman Inc.
605 Third Avenue
New York, New York 10158
(212) 476-9000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D/A

CUSIP No: 641234 10 9

1.	NAME OF REPORTING PERSONS: Each of the persons listed on Appendix A. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) As to Founder Shares[1], PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Applies to each person on Appendix A)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH[2]:
  7.    SOLE VOTING POWER

        As stated on Appendix A for each Reporting Person.
  8.    SHARED VOTING POWER

        As stated on Appendix A for each Reporting Person.
  9.    SOLE DISPOSITIVE POWER (See Item 5)

        As stated on Appendix A for each Reporting Person.
10.    SHARED DISPOSITIVE POWER (See Item 5)

        As stated on Appendix A for each Reporting Person.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As stated on Appendix A for each Reporting Person.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As stated on Appendix A for each Reporting Person.

14.	TYPE OF REPORTING PERSON (See Instructions) As to Principals[3], IN. as to Family Affiliates[4] and as to Successor Family Affiliates[5], as stated on Appendix A.

[1]	For a definition of this term, see Item 4.
[2]	Please see Item 6.
[3]	For a definition of this term, see Item 2.
[4]	For a definition of this term, see Item 2.
[5]	For a definition of this term, see Item 2.

Appendix A

Name of Reporting Person: Robert J. Appel

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	2,009,291 shares
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	2.87%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: John J. Barker

•	Sole Voting Power:	21,000 shares (includes 13,193 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
	Sole Dispositive Power:	361,163 shares (includes 13,193 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.51%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,299,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.35%

Name of Reporting Person: Jeffrey Bolton

•	Sole Voting Power:	6,000 shares (includes 6,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares (includes 153,258 shares held by Bolton Associates, L.P.)
•	Sole Dispositive Power:	591,301 shares (includes 6,000 shares subject to options that are exercisable within sixty days and 153,258 shares held by Bolton Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.84%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,284,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Lawrence J. Cohn

•	Sole Voting Power:	19,071 shares (includes 7,540 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	228,068 shares (includes 7,540 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.32%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,297,793 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.35%

Name of Reporting Person: Robert W. D’Alelio

•	Sole Voting Power:	11,318 shares (includes 7,500 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	474,633 shares (includes 7,500 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.67%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,290,040 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.34%

Name of Reporting Person: Salvatore D’Elia

•	Sole Voting Power:	9,684 shares (includes 4,500 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	214,783 shares (includes 4,500 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.30%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,288,406 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.34%

Name of Reporting Person: Michael N. Emmerman

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	309,000 shares
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.44%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Gregory P. Francfort

•	Sole Voting Power:	641 shares
•	Shared Voting Power*:	30,278,722 shares (includes 35,336 shares held by Francfort 1998 Grantor Retained Annuity Trust, with respect to which Mr. Francfort, as trustee, shares investment control)
•	Sole Dispositive Power:	830,921 shares
•	Shared Dispositive Power:	35,336 shares (includes 35,336 shares held by Francfort 1998 Grantor Retained Annuity Trust, with respect to which Mr. Francfort, as trustee, shares investment control)
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.23%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,279,363 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Howard L. Ganek

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 63,500 shares held by Ganek Associates, L.P.)
•	Sole Dispositive Power:	1,099,441 shares (includes 63,500 shares held by Ganek Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.57%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Robert I. Gendelman

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	606,433 shares
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.86%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Theodore P. Giuliano

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 106,483 shares held by Giuliano Associates, L.P.)
•	Sole Dispositive Power:	425,694 shares (includes 106,483 shares held by Giuliano Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.60%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Mark R. Goldstein

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 83,144 shares held by Goldstein Associates, L.P.)
•	Sole Dispositive Power:	341,398 shares (includes 83,144 shares held by Goldstein Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.48%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Kenneth M. Kahn

•	Sole Voting Power:	1,316 shares
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	242,073 shares
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.34%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,280,038 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Michael W. Kamen

•	Sole Voting Power:	6,000 shares (includes 6,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares (includes 88,800 shares held by Kamen Associates, L.P.)
•	Sole Dispositive Power:	423,960 shares (includes 6,000 shares subject to options that are exercisable within sixty days and 88,800 shares held by Kamen Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.60%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,284,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Michael M. Kassen

•	Sole Voting Power:	68,427 shares (includes 38,787 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares (includes 428,706 shares held by Kassen Associates, L.P.)
•	Sole Dispositive Power:	1,336,567 shares (includes 38,787 shares subject to options that are exercisable within sixty days and 428,706 shares held by Kassen Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.91%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,347,149 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.40%

Name of Reporting Person: Jeffrey B. Lane

•	Sole Voting Power:	325,082 shares (includes 200,490 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	961,830 shares (includes 200,490 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.37%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,603,804 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.67%

Name of Reporting Person: Richard S. Levine

•	Sole Voting Power:	3,000 shares (includes 3,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	518,681 shares (includes 3,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.74%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,281,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Robert Matza

•	Sole Voting Power:	202,409 shares (includes 116,351 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	609,657 shares (includes 116,351 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.87%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,481,131 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.55%

Name of Reporting Person: Martin McKerrow

•	Sole Voting Power:	7,941 shares
•	Shared Voting Power*:	30,278,722 shares (includes 64,315 shares held by McKerrow Associates, L.P.)
•	Sole Dispositive Power:	315,618 shares (includes 64,315 shares held by McKerrow Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.45%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,286,663 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.34%

Name of Reporting Person: Martin E. Messinger

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 370,161 shares held by Messinger Associates, L.P.)
•	Sole Dispositive Power:	970,465 shares (includes 370,161 shares held by Messinger Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.38%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Harold J. Newman

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 168,108 shares held by Newman Associates, L.P.)
•	Sole Dispositive Power:	392,228 shares (includes 168,108 shares held by Newman Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.56%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Daniel P. Paduano

•	Sole Voting Power:	8,877 shares
•	Shared Voting Power*:	30,278,722 shares (includes 762,742 shares held by Paduano Associates, L.P.)
•	Sole Dispositive Power:	786,301 shares (includes 762,742 shares held by Paduano Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.12%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,287,599 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.34%

Name of Reporting Person: Leslie M. Pollack

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 222,318 shares held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control)
•	Sole Dispositive Power:	418,209 shares
•	Shared Dispositive Power:	222,318 shares (includes 222,318 shares held by Pollack 1998 Grantor Retained Annuity Trust, with respect to which Mr. Pollack, as trustee, shares investment control)
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.91%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Janet W. Prindle

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	965,511 shares
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.38%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Kevin L. Risen

•	Sole Voting Power:	16,947 shares (includes 11,723 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	377,627 shares (includes 11,723 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.54%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,295,669 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.35%

Name of Reporting Person: Daniel H. Rosenblatt

•	Sole Voting Power:	20,999 shares (includes 13,676 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	360,944 shares (includes 13,676 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.51%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,299,721 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.35%

Name of Reporting Person: Heidi L. Steiger (formerly known as: Heidi L. Schneider)

•	Sole Voting Power:	125,279 shares (includes 77,569 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares (includes 95,626 shares held by Steiger Associates, L.P.)
•	Sole Dispositive Power:	791,503 shares (includes 77,569 shares subject to options that are exercisable within sixty days and 95,626 shares held by Steiger Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.13%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,404,001 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.46%

Name of Reporting Person: Marvin C. Schwartz

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 2,221,855 shares held by Schwartz CS Associates, L.P. and 2,221,854 shares held by Schwartz ES Associates, L.P.)
•	Sole Dispositive Power:	5,924,495 shares (includes 2,221,855 shares held by Schwartz CS Associates, L.P. and 2,221,854 shares held by Schwartz ES Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	8.47%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Jennifer K. Silver

•	Sole Voting Power:	51,783 shares (includes 48,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	500,689 shares (includes 48,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.71%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,330,505 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.37%

Name of Reporting Person: Kent C. Simons

•	Sole Voting Power:	6,000 shares (includes 4,500 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares (includes 231,476 shares held by Kent Simons 2002 Grantor Retained Annuity Trust, with respect to which Mr. Simons, as trustee, shares investment control)
•	Sole Dispositive Power:	642,559 shares (includes 4,500 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	231,476 shares (includes 231,476 shares held by Kent Simons 2002 Grantor Retained Annuity Trust, with respect to which Mr. Simons, as trustee, shares investment control)
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.25%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,284,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: R. Edward Spilka

•	Sole Voting Power:	3,000 shares (includes 3,000 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares (includes 120,382 shares held by The Spilka 1998 Trust, with respect to which Linda Galarza Spilka (wife of Robert Spilka), as trustee, shares investment control)
•	Sole Dispositive Power:	447,964 shares (includes 3,000 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	120,382 shares (includes 120,382 shares held by The Spilka 1998 Trust, with respect to which Linda Galarza Spilka (wife of Robert Spilka), as trustee, shares investment control)
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.81%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,281,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Gloria H. Spivak

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	208,516 shares
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.29%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Fred Stein

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	210,512 shares
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.30%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Eleanor Moore Sterne

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	386,654 shares
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.55%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Stephanie J. Stiefel

•	Sole Voting Power:	18,518 shares (includes 9,645 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares (includes 34,107 shares held by Stiefel Associates, L.P.)
•	Sole Dispositive Power:	334,999 shares (includes 9,645 shares subject to options that are exercisable within sixty days and 34,107 shares held by Stiefel Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.47%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,297,240 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.35%

Name of Reporting Person: Peter Strauss

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 289,999 shares held by The Strauss 1998 Trust, with respect to which Barbara Strauss (wife of Peter Strauss), as trustee, shares investment control)
•	Sole Dispositive Power:	87,752 shares
•	Shared Dispositive Power:	289,999 shares (includes 289,999 shares held by The Strauss 1998 Trust, with respect to which Barbara Strauss (wife of Peter Strauss), as trustee, shares investment control)
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.54%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Peter E. Sundman

•	Sole Voting Power:	194,910 shares (includes 116,351 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares (includes 192,436 shares held by Sundman Associates, L.P.)
•	Sole Dispositive Power:	551,455 shares (includes 116,351 shares subject to options that are exercisable within sixty days and 192,436 shares held by Sundman Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.78%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,473,632 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.53%

Name of Reporting Person: Judith M. Vale

•	Sole Voting Power:	13,681 shares (includes 7,500 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	965,994 shares (includes 7,500 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	1.38%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,292,403 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.34%

Name of Reporting Person: David I. Weiner

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 44,784 shares held by Weiner 1998 Grantor Retained Annuity Trust, with respect to which Mr. Weiner, as trustee, shares investment control)
•	Sole Dispositive Power:	650,190 shares
•	Shared Dispositive Power:	44,784 shares (includes 44,784 shares held by Weiner 1998 Grantor Retained Annuity Trust, with respect to which Mr. Weiner, as trustee, shares investment control)
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.99%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Dietrich Weismann

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 1,097,414 shares held by Weismann Associates, L.P.)
•	Sole Dispositive Power:	2,235,106 shares (includes 1,097,414 shares held by Weismann Associates, L.P.)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	3.19%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%

Name of Reporting Person: Allan R. White, III

•	Sole Voting Power:	16,948 shares (includes 11,308 shares subject to options that are exercisable within sixty days)
•	Shared Voting Power*:	30,278,722 shares
•	Sole Dispositive Power:	378,710 shares (includes 11,308 shares subject to options that are exercisable within sixty days)
•	Shared Dispositive Power:	0 shares
•	Percent of Class Over Which Reporting Person Has Sole or Shared Dispositive Power:	.54%
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,295,670 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.35%

Name of Reporting Person: Bolton Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 153,258 shares held by Bolton Associates, L.P. over which Jeffrey Bolton has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Francfort 1998 Grantor Retained Annuity Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 35,336 shares held by Francfort 1998 Grantor Retained Annuity Trust over which Gregory P. Francfort has sole voting power and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: Ganek Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 63,500 shares held by Ganek Associates, L.P. over which Howard L. Ganek has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Giuliano Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 106,483 shares held by Giuliano Associates, L.P. over which Theodore P. Giuliano has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Goldstein Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 83,144 shares held by Goldstein Associates, L.P. over which Mark R. Goldstein has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Kamen Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 88,800 shares held by Kamen Associates, L.P. over which Michael W. Kamen has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Kassen Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 428,706 shares held by Kassen Associates, L.P. over which Michael M. Kassen has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Kent Simons 2002 Grantor Retained Annuity Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 231,476 shares held by Kent Simons 2002 Grantor Retained Annuity Trust over which Kent C. Simons has sole voting power and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: McKerrow Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 64,315 shares held by McKerrow Associates, L.P. over which Martin McKerrow has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Messinger Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 370,161 shares held by Messinger Associates, L.P. over which Martin E. Messinger has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Newman Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 168,108 shares held by Newman Associates, L.P. over which Harold J. Newman has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Paduano Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 762,742 shares held by Paduano Associates, L.P. over which Daniel P. Paduano has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Daniel J. Paduano 2000 Irrevocable Trust

•	Sole Voting Power:	4,363 shares
•	Shared Voting Power*:	30,278,722 shares (includes 51 shares held by Daniel J. Paduano 2000 Irrevocable Trust over which Daniel J. Paduano has sole voting and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,283,085 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: John P. Paduano 2000 Irrevocable Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 52 shares held by John P. Paduano 2000 Irrevocable Trust over which John P. Paduano has sole voting and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: John P. Paduano Descendants Exempt Irrevocable Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 2,130 shares held by John P. Paduano Descendants Exempt Irrevocable Trust over which John P. Paduano has sole voting and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: Daniel J. Paduano Descendants Exempt Irrevocable Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 2,130 shares held by Daniel J. Paduano Descendants Exempt Irrevocable Trust over which Daniel J. Paduano has sole voting and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: Pollack 1998 Grantor Retained Annuity Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 222,318 shares held by Pollack 1998 Grantor Retained Annuity Trust over which Leslie M. Pollack has sole voting power and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: Schwartz CS Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 2,221,855 shares held by Schwartz CS Associates, L.P. over which Marvin C. Schwartz has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Schwartz ES Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 2,221,854 shares held by Schwartz ES Associates, L.P. over which Marvin C. Schwartz has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: The Spilka 1998 Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 120,382 shares held by The Spilka 1998 Trust over which Linda Galarza Spilka (wife of Robert Spilka) has sole voting and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: Steiger Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 95,626 shares held by Steiger Associates, L.P. over which Heidi L. Steiger has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Stiefel Associates, L.P.

•	Sole Voting Power:	120 shares
•	Shared Voting Power*:	30,278,722 shares (includes 33,987 shares held by Stiefel Associates, L.P. over which Stephanie J. Stiefel has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,842 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: The Strauss 1998 Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 289,999 shares held by The Strauss 1998 Trust over which Barbara Strauss (wife of Peter Strauss) has sole voting and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

Name of Reporting Person: Sundman Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 192,436 shares held by Sundman Associates, L.P. over which Peter E. Sundman has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Weismann Associates, L.P.

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 1,097,414 shares held by Weismann Associates, L.P. over which Dietrich Weismann has sole voting and sole dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	PN

Name of Reporting Person: Weiner 1998 Grantor Retained Annuity Trust

•	Sole Voting Power:	0 shares
•	Shared Voting Power*:	30,278,722 shares (includes 44,784 shares held by Weiner 1998 Grantor Retained Annuity Trust over which David I. Weiner has sole voting power and shared dispositive power)
•	Sole Dispositive Power:	0 shares
•	Shared Dispositive Power:	0 shares
•	Aggregate Amount Beneficially Owned by Each Reporting Person*:	30,278,722 shares
•	Percent of Class Represented by Aggregate Amount Beneficially Owned by Reporting Person*:	43.33%
•	Type of Reporting Person:	OO

*	Includes shares of Common Stock that the Reporting Person may be deemed to beneficially own due to the voting provisions of the Stockholders Agreement to which the Reporting Person is a party.

This Amendment No. 3 to Schedule 13D amends and restates in its entirety the statement on Schedule 13D dated October 15, 1999 (the “Original Schedule 13D”) as amended and restated by Amendment No. 1 dated April 22, 2002 and as amended by Amendment No. 2 dated July 3, 2002 (as so amended and restated by Amendment No. 3, this “Schedule”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Neuberger Berman Inc., a Delaware Corporation (the “Company”). The Original Schedule 13D as amended and restated by Amendment No. 1 and as amended by Amendment No. 2 (the “Amended Schedule 13D”). The Original Schedule 13D was filed by the individuals (each, an “Initial Principal”) and certain of their affiliates (each, an “Initial Family Affiliate” and, together with the Initial Principals the “Initial Reporting Persons”) listed on Annex I to this Schedule. This Amendment No. 3 to Schedule 13D is being filed to report or give effect to (1) the termination of certain Initial Family Affiliates and the transfer of Common Stock to successor affiliates listed on Annex I to this Amendment No. 3, (2) the creation by certain Initial Principals of new affiliates (each successor affiliate and new affiliate, a “Successor Family Affiliate”) listed on Annex I to this Amendment No. 3, (3) the termination of an Initial Principal’s employment with the Company which resulted in the elimination of certain restrictions on the ability of such Initial Principal and Initial Family Affiliate to vote their shares of Common Stock and (4) the sale in a secondary offering (the “2002 Secondary Offering”) by certain of the Initial Reporting Persons and Successor Family Affiliates of 2,592,224 shares of Common Stock. All share numbers reported in this Schedule give effect to a three-for-two stock split paid in shares of Common Stock on August 16, 2001 to stockholders of record on August 1, 2001. Capitalized terms used in this Amendment No. 3 but not defined have the meanings ascribed to them in the Original Schedule 13D or the Amended Schedule 13D, as applicable.

Item 1.    Security and Issuer

This Schedule relates to the Common Stock. The principal executive offices of the Company are located at 605 Third Avenue, New York, New York 10158.

Item 2.    Identity and Background

(a), (b), (c), (f) The Initial Reporting Persons filed the Original Schedule 13D solely because they were subject to the voting provisions contained in the Stockholders Agreement dated as of August 2, 1999 (as amended from time to time, the “Stockholders Agreement”) described below. Certain of the Initial Reporting Persons have ceased to be employees of the Company since the date of the Original Schedule 13D. Pursuant to the terms of the Stockholders Agreement described below, such Initial Reporting Persons are no longer subject to the voting provisions of the Stockholders Agreement but remain subject to the transfer restrictions in the Stockholders Agreement as described below. Additionally, since the date of the Original Schedule 13D, certain of the Initial Principals and Initial Family Affiliates have transferred their Common Stock to Successor Family Affiliates that are bound by the terms and provisions of the Stockholders Agreement. The Initial Principals, Initial Family Affiliates and Successor Family Affiliates that currently remain subject to the voting provisions in the Stockholders Agreement are listed on Appendix A to this Schedule and are referred to herein as the “Principals”, “Family Affiliates,” and “Successor Family Affiliates” respectively. The Principals, Family Affiliates, and Successor Family Affiliates are referred to herein collectively as the “Reporting Persons.”

The Reporting Persons are together making this filing because they may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”) solely due to their being subject to the voting provisions in the Stockholders Agreement. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Initial Reporting Persons entered into a Joint Filing Agreement, dated October 13, 1999 (the “Joint Filing Agreement”), which is attached as Exhibit 1 to this Schedule. Successor Family Affiliates have entered into this Joint Filing Agreement and such Agreement is attached to this Schedule as Exhibit 4.

Each Principal is a director, executive officer and/or senior professional employee of the Company. The Company, through its subsidiaries, is an investment advisory company, providing clients with a broad range of investment products, services and strategies. Its principal business segments include: Private Asset Management, Mutual Fund and Institutional and Professional Securities Services. The business address of each Principal is 605 Third Avenue, New York, New York 10158. Each Family Affiliate is a family limited partnership or trust formed by a Principal for investment and estate planning purposes. The business address of each Family Affiliate is c/o Neuberger Berman Trust Company of Delaware, 919 Market Street, Suite 506, Wilmington, Delaware 19801. Each Successor Family Affiliate is a family limited partnership or trust formed for investment and estate planning purposes. The business address of the Successor Family Affiliates is c/o Neuberger Berman Trust Company of Delaware, 919 Market Street, Suite 506, Wilmington, Delaware 19801 or c/o Neuberger Berman Trust Company, N.A., 605 Third Avenue, New York, New York 10158, as the case may be.

(d), (e) During the last five years, none of the Reporting Persons nor any of the partners or trustees of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or to a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Founder Shares (as defined below) were originally acquired by the Reporting Persons in the Exchange (as defined below).

The Non-Founder Shares (as defined below) acquired by certain Reporting Persons have been acquired with the personal funds of the respective Reporting Person or in connection with an employee compensation, benefit or similar plan sponsored by the Company. Certain of these shares acquired under such plans are subject to forfeiture, certain vesting restrictions and/or limitations on transfer and sale.

Item 4.    Purpose of Transaction

On October 7, 1999, the Initial Reporting Persons acquired beneficial ownership of an aggregate of 42,727,273 shares of Common Stock in exchange for their interests in Neuberger Berman, LLC (“NB LLC”) and Neuberger Berman Management Inc. (“NBMI”). The exchange of such shares of Common Stock for the Initial Reporting Persons’ interests in NB LLC and NBMI is referred to herein as the “Exchange.” The Initial Family Affiliates had previously acquired their interests in NBMI through contributions from the Initial Principals. Effective October 13, 1999, certain Initial Reporting Persons disposed of an aggregate of 4,219,697 shares of Common Stock in the Company’s initial public offering (the “IPO”).

In connection with the Exchange, the Initial Reporting Persons and the Company entered into the Stockholders Agreement. The Stockholders Agreement generally applies only to those shares of Common Stock that were acquired by the Initial Reporting Persons pursuant to the Exchange and not sold in the IPO (the “Founder Shares”) and does not apply to shares of Common Stock acquired by the Initial Reporting Persons in connection with any employee compensation, benefit or similar plans sponsored by the Company or in the open market (the “Non-Founder Shares”).

On July 5, 2001, certain of the Initial Reporting Persons sold an aggregate of 4,393,315 shares of Common Stock in the Secondary Offering. In addition, immediately following the completion of the Secondary Offering, certain other Initial Reporting Persons sold an aggregate of 2,400,900 shares of Common Stock to the Company in the Repurchase.

On July 29, 2002, certain of the Reporting Persons sold an aggregate of 2,592,224 shares of Common Stock in the 2002 Secondary Offering.

Since the date of the Original Schedule 13D, certain of the Initial Principals have ceased to be employed by the Company. Pursuant to the terms of the Stockholders Agreement, the restrictions on the ability of each such Initial Principal and his or her Initial Family Affiliates to vote their Founder Shares were lifted upon the termination of such Initial Principal’s employment with the Company. Accordingly, such Initial Principals and Initial Family Affiliates are no longer filers jointly filing this Schedule 13D.

From time to time since the date of the IPO, the Board of Directors has waived certain of the transfer restrictions to permit certain Reporting Persons to sell or otherwise transfer certain of their Founder Shares, including sales in the Secondary Offering, the 2002 Secondary Offering and in the Repurchase. In addition, from time to time, in accordance with Rule 144 of the Securities Act of 1933, as amended, certain Reporting Persons have sold Founders Shares that were no longer subject to transfer restrictions set forth in the Stockholders Agreement.

Except as described in Item 6 of this Schedule, none of the Reporting Persons have any present plans or proposals with respect to the Company that relate to or would result in any of the events enumerated in Item 4. However, each Reporting Person is expected to evaluate on an ongoing basis the Company’s financial condition and prospects and his, her or its interests in and with respect to the Company. Accordingly, each Reporting Person may change his, her or its plans and intentions at any time and from time to time. In particular, each Reporting Person may at any time and from time to time acquire or dispose of shares of Common Stock. Reporting Persons may from time to time in the future acquire beneficial ownership of additional shares of Common Stock in connection with employee compensation, benefit or similar plans sponsored by the Company or through open market or negotiated purchases.

Item 5.    Interest in the Securities of the Issuer

(a) Appendix A is hereby incorporated by reference. The Reporting Persons hold in the aggregate 30,278,722 Founder Shares, which represent 43.33% of the outstanding Common Stock. All percentages used in this Schedule are calculated based on 69,873,823 shares of Common Stock that were outstanding as of July 31, 2002.

(b) Appendix A is hereby incorporated by reference.

(c) Except as described in Annex II, no Reporting Person has effected any transactions in shares of Common Stock during the past 60 days.

(d), (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.    Family Affiliates and Successor Family Affiliates

Many of the Principals have formed one or more Family Affiliates and Successor Family Affiliates as a family limited partnership or trust for investment and estate planning purposes. For each Family Affiliate and Successor Family Affiliate that is a family limited partnership, the respective Principal is the sole stockholder of its sole general partner and exercises sole voting and investment control over the Family Affiliate and Successor Family Affiliate. For each Family Affiliate and Successor Family Affiliate that is a grantor retained annuity trust (“GRAT”), the respective Principal, as trustee, has sole voting control and in most circumstances shares investment control with Neuberger Berman Trust Company of Delaware and in certain instances one or more other trustees. In the case of Successor Family Affiliates that are not GRATs, generally the respective Principals are not trustees, but Neuberger Berman Trust Company of Delaware or Neuberger Berman Trust Company, N.A. is a trustee.

B.    Joint Filing Agreement

Each Reporting Person is a party to the Joint Filing Agreement, in which the Reporting Persons agreed that the Original Schedule 13D (and any amendments thereto) in respect of the Common Stock be filed jointly on behalf of each such person, and further agreed that this agreement be included as an exhibit to such joint filings. The Joint Filing Agreement is filed as Exhibit 1 to this Schedule and additional Joint Filing Agreements are filed as Exhibit 4 to this Schedule. The foregoing summary of the terms of this Joint Filing Agreement and any amendments thereto is qualified in its entirety by reference thereto.

C.    Stockholders Agreement

The Initial Reporting Persons and the Company entered into the Stockholders Agreement as a condition precedent to the consummation of the Exchange. Successor Family Affiliates have agreed to be bound by all the terms and provisions of the Stockholders

Agreement. The Stockholders Agreement is filed as Exhibit 2 to this Schedule and the following summary of the terms of such agreement is qualified in its entirety by reference thereto.

The Stockholders Agreement generally applies only to Founder Shares and does not apply to shares of Common Stock acquired by Reporting Persons in connection with any employee compensation, benefit or similar plans sponsored by the Company or in the open market.

i.    Transfer Restrictions

Each Reporting Person has agreed in the Stockholders Agreement, among other things, (a) to not transfer any shares acquired pursuant to the Exchange prior to January 1, 2002, (b) to transfer no more than 10 percent of the aggregate number of shares of Common Stock received in the Exchange beneficially owned by such Initial Reporting Person in any calendar year, cumulatively, and (c) to retain beneficial ownership of Founder Shares at least equal to 30 percent of the cumulative number of shares of Common Stock received in the Exchange prior to the third anniversary of such Initial Principal’s date of termination of employment with the Company (the “Termination Date”). If any Initial Principal’s Termination Date occurs prior to January 1, 2003, such Initial Principal and his or her Initial Family Affiliates and Successor Family Affiliates may not, among other things, transfer any shares of Common Stock received in the Exchange prior to January 1, 2007.

From time to time since the date of the IPO, the Board of Directors has waived certain of the transfer restrictions to permit certain Reporting Persons to sell or otherwise transfer certain of their Founder Shares, including sales in the Secondary Offering, the Repurchase and the 2002 Secondary Offering.

ii.    Certificates to be Held by the Company

Each Reporting Person has agreed that the certificates representing such Initial Reporting Person’s Founder Shares shall be issued in the name of a nominee holder to be designated by the Company and shall be held in custody by the Company at its principal office. Upon a written statement by the Reporting Person that he, she or it is then permitted to transfer a specified number of Founder Shares under the provisions of the Stockholders Agreement, the Company shall cause the nominee holder to promptly release from custody the certificates representing such specified number of such Reporting Person’s Founder Shares that are then intended and permitted to be transferred.

Whenever the nominee holder shall receive any cash dividend or other cash distribution upon any Founder Shares, the Company shall cause the nominee holder to distribute promptly such cash dividend or other distribution to the Reporting Persons. Notwithstanding the foregoing, during the pendency of any dispute between the Company and any Reporting Person under the Stockholders Agreement, the Plan of Merger and Exchange, dated as of August 2, 1999, or the Non-Competition Agreement, dated as of August 2, 1999, of such Reporting Person, all cash dividends and other cash distributions received by the nominee holder in respect of the Founder Shares of such Reporting Person shall be retained by the nominee holder and shall not be distributed until the final resolution of such dispute.

iii.    Voting Provisions

Prior to any vote of the stockholders of the Company, the Stockholders Agreement requires a separate, preliminary vote on each matter upon which a vote of the stockholders is proposed to be taken (the “Preliminary Vote”). Each Founder Share held by a Reporting Person will be voted in accordance with the majority of the votes cast in the Preliminary Vote. For purposes of effecting such votes, each Reporting Person has appointed the Secretary of the Company as his, her or its attorney-in-fact and agent.

These voting provisions (but not the transfer restrictions) will terminate with respect to any Principal and his, her or its Family Affiliates and Successor Family Affiliates at the close of business on the Termination Date of such Principal.

iv.    Right to Purchase Shares

If, on or prior to the third anniversary of the Termination Date of any Initial Principal, the Board of Directors determines in its good faith judgment that such Initial Principal has engaged in Harmful Activity (as defined in the Stockholders Agreement), the Company shall have the right to purchase, at any time or from time to time, from such Initial Principal, the number of Founder Shares owned by such Initial Principal and his or her Initial Family Affiliates and Successor Family Affiliates that could not have been transferred by such Initial Reporting Persons in accordance with the Stockholders Agreement.

Item 7.    Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated October 12, 1999, among the Initial Reporting Persons (incorporated herein by reference to the statement on Schedule 13D dated October 15, 1999).

Exhibit 2:	Stockholders Agreement, dated August 2, 1999, among the Company and the Initial Reporting Persons (incorporated herein by reference to the statement on Schedule 13D dated October 15, 1999).

Exhibit 3:	Power of Attorney, dated various dates, by each Initial Reporting Person (incorporated herein by reference to the statement on Schedule 13D dated October 15, 1999).

Exhibit 4:	Joint Filing Agreement, dated various dates, executed by each Successor Family Affiliate (filed herewith).

Exhibit 5:	Power of Attorney, dated various dates, by each Successor Family Affiliate (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2002

By:	/S/ ROBERT MATZA
Name: Robert Matza Title: Attorney-in-Fact for each Reporting Person

ANNEX I

Initial Reporting Persons

Herbert W. Ackerman
Robert J. Appel
John J. Barker
Howard R. Berlin
Jeffrey Bolton
Richard A. Cantor
Vincent T. Cavallo
Lawrence J. Cohn
Robert W. D’Alelio
Salvatore D’Elia
Stanley Egener
Michael N. Emmerman
Robert D. English
Jack M. Ferraro
Gregory P. Francfort
Howard L. Ganek
Robert I. Gendelman
Theodore P. Giuliano
Mark R. Goldstein
Lee H. Idleman
Alan L. Jacobs
Kenneth M. Kahn
Michael W. Kamen
Michael M. Kassen
Mark P. Kleiman
Lee P. Klingenstein
Irwin Lainoff
Jeffrey B. Lane
Joseph R. Lasser
Richard S. Levine
Christopher J. Lockwood
Lawrence Marx III
Robert Matza
Robert R. McComsey
Martin McKerrow
Martin E. Messinger
Beth W. Nelson
Roy R. Neuberger
Harold J. Newman
Daniel P. Paduano
Norman H. Pessin
Leslie M. Pollack
William A. Potter

Janet W. Prindle
C. Carl Randolph
Kevin L. Risen
Daniel H. Rosenblatt
J. Curt Schnackenberg
Heidi L. Steiger (formerly known as: Heidi L. Schneider)
Marvin C. Schwartz
Jennifer K. Silver
Kent C. Simons
R. Edward Spilka
Gloria H. Spivak
Bernard Z. Stein
Fred Stein
Eleanor Moore Sterne
Stephanie J. Stiefel
Philip A. Straus
Peter Strauss
Peter E. Sundman
Allan D. Sutton
Richard J. Sweetnam, Jr.
Judith M. Vale
David I. Weiner
Michael J. Weiner
Dietrich Weismann
Leslie J. Werkstell
Allan R. White, III
Lawrence Zicklin

Herbert W. Ackerman Associates, L.P.
Appel Associates, L.P.
Berlin Associates, L.P.
Bolton Associates, L.P.
Cantor Associates, L.P.
Cavallo Associates, L.P.
Egener Associates, L.P.
Francfort 1998 Grantor Retained Annuity Trust
Ganek Associates, L.P.
Giuliano Associates, L.P.
Goldstein Associates, L.P.
Kamen Associates, L.P.
Kassen Associates, L.P.
Klingenstein Associates, L.P.
Lainoff Associates, L.P.
Lasser Associates, L.P.
Lawrence Marx III Associates, L.P.
McKerrow Associates, L.P.

Messinger Associates, L.P.
Neuberger Associates, L.P.
Newman Associates, L.P.
Paduano Associates, L.P.
Pollack 1998 Grantor Retained Annuity Trust
Potter Associates, L.P.
Schwartz CS Associates, L.P.
Schwartz ES Associates, L.P.
Robert Edward Spilka 1998 Grantor Retained Annuity Trust
Steiger Associates, L.P.
Stiefel Associates, L.P.
Sundman Associates, L.P.
Allan D. Sutton 1998 Grantor Retained Annuity Trust
The Sutton 1998 GST Trust
Weiner 1998 Grantor Retained Annuity Trust
Weismann Associates, L.P.
Zicklin Associates, L.P.

Successor Family Affiliates

Daniel J. Paduano 2000 Irrevocable Trust
Daniel J. Paduano Descendants Exempt Irrevocable Trust
John P. Paduano 2000 Irrevocable Trust
John P. Paduano Descendants Exempt Irrevocable Trust
Kent Simons 2002 Grantor Retained Annuity Trust
The Spilka 1998 Trust
The Strauss 1998 Trust

ANNEX II

Item 5(c).    Description of All Transactions in the Common Stock Effected During the Last 60 Days by the Reporting Persons

Robert J. Appel, in the 2002 Secondary Offering, sold 100,000 shares of Common Stock at $30.54 per share.

Jeffrey Bolton, in the 2002 Secondary Offering, sold 87,739 shares of Common Stock at $30.54 per share.

Lawrence J. Cohn, in the 2002 Secondary Offering, sold 32,154 shares of Common Stock at $30.54 per share.

Robert W. D’Alelio, in the 2002 Secondary Offering, sold 20,000 shares of Common Stock at $30.54 per share.

Salvatore D’Elia, in the 2002 Secondary Offering, sold 14,246 shares of Common Stock at $30.54 per share.

The Francfort 1998 Grantor Retained Annuity Trust, in the 2002 Secondary Offering, sold 75,000 shares of Common Stock at $30.54 per share.

Howard L. Ganek, in the 2002 Secondary Offering, sold 167,884 shares of Common Stock at $30.54 per share.

Robert Gendelman, in the 2002 Secondary Offering, sold 47,144 shares of Common Stock at $30.54 per share.

Theodore Giuliano, in the 2002 Secondary Offering, sold 65,491 shares of Common Stock at $30.54 per share.

Michael W. Kamen, in the 2002 Secondary Offering, sold 63,840 shares of Common Stock at $30.54 per share.

Michael M. Kassen, in the 2002 Secondary Offering, sold 80,000 shares of Common Stock at $30.54 per share.

Jeffrey B. Lane, in the 2002 Secondary Offering, sold 50,000 shares of Common Stock at $30.54 per share.

Richard S. Levine, in the 2002 Secondary Offering, sold 49,336 shares of Common Stock at $30.54 per share.

Martin McKerrow, in the 2002 Secondary Offering, sold 36,000 shares of Common Stock at $30.54 per share.

Messinger Associates, L.P., in the 2002 Secondary Offering, sold 149,302 shares of Common Stock at $30.54 per share.

Daniel P. Paduano, in the 2002 Secondary Offering, sold 80,000 shares of Common Stock at $30.54 per share.

Paduano Associates, L.P., in the 2002 Secondary Offering, sold 20,000 shares of Common Stock at $30.54 per share.

Pollack 1998 Grantor Retained Annuity Trust, in the 2002 Secondary Offering, sold 37,000 shares of Common Stock at $30.54 per share.

Janet Prindle, in the 2002 Secondary Offering, sold 75,000 shares of Common Stock at $30.54 per share.

Kevin L. Risen, in the 2002 Secondary Offering, sold 55,490 shares of Common Stock at $30.54 per share.

Daniel H. Rosenblatt, in the 2002 Secondary Offering, sold 25,000 shares of Common Stock at $30.54 per share.

Heidi L. Steiger, in the 2002 Secondary Offering, sold 20,000 shares of Common Stock at $30.54 per share.

Schwartz CS Associates, L.P., in the 2002 Secondary Offering, sold 225,000 shares of Common Stock at $30.54 per share.

Schwartz ES Associates, L.P., in the 2002 Secondary Offering, sold 225,000 shares of Common Stock at $30.54 per share.

Robert E. Spilka, in the 2002 Secondary Offering, sold 50,000 shares of Common Stock at $30.54 per share.

The Spilka 1998 Trust, in the 2002 Secondary Offering, sold 5,000 shares of Common Stock at $30.54 per share.

Gloria Spivak, in the 2002 Secondary Offering, sold 32,079 shares of Common Stock at $30.54 per share.

Fred Stein, in the 2002 Secondary Offering, sold 150,000 shares of Common Stock at $30.54 per share.

Eleanor Moore Sterne, in the 2002 Secondary Offering, sold 25,000 shares of Common Stock at $30.54 per share.

Peter Sundman, in the 2002 Secondary Offering, sold 35,000 shares of Common Stock at $30.54 per share.

Judith M. Vale, in the 2002 Secondary Offering, sold 65,000 shares of Common Stock at $30.54 per share.

David I. Weiner, in the 2002 Secondary Offering, sold 30,000 shares of Common Stock at $30.54 per share.

Dietrich Weismann, in the 2002 Secondary Offering, sold 269,932 shares of Common Stock at $30.54 per share.

Weismann Associates, L.P., in the 2002 Secondary Offering, sold 73,931 shares of Common Stock at $30.54 per share.

Alan R. White, III, in the 2002 Secondary Offering, sold 55,656 shares of Common Stock at $30.54 per share.

Exhibit Index

Exhibit	Description
1.
Joint Filing Agreement, dated October 12, 1999, among individuals, (the “Principals”) and certain of their affiliates (the Principals and their affiliates collectively, the “Initial Reporting Persons”) (incorporated by reference to Exhibit 1 to the Schedule 13D filed October 15, 1999 (File No. 005-57015) (the “Original Schedule 13D”)).

2.	Stockholders Agreement, dated as of August 2, 1999, among the Initial Reporting Persons (incorporated by reference to Exhibit 2 to the Original Schedule 13D).

3.	Power of Attorney, dated various dates, by each Initial Reporting Person (incorporated by reference to Exhibit 3 to the Original Schedule 13D).

4.	Joint Filing Agreement, dated various dates, executed by each affiliate of a Principal created subsequent to the filing of the Original Schedule 13D (the “Successor Family Affiliates”).

5.	Power of Attorney, dated various dates, by each Successor Family Affiliate.